SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
TAILORED BRANDS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87403A107
(CUSIP Number)
Michael J. Burry c/o Scion Asset Management, LLC 20665 4th Street, Suite 201 Saratoga, CA 95070 Telephone: (408) 441 8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2020 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. □

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87403A107	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC (defined herein) on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC (defined herein) on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
SCION CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC (defined herein) on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
SCION MASTER G7, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,512,634

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,512,634

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,512,634

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC (defined herein) on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
DARKWAND, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,313,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,313,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,313,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC (defined herein) on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL J. BURRY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC (defined herein) on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 8 of 12 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Tailored Brands, Inc., a Texas corporation (the “Company” or the “Issuer”), and amends and supplements the initial  statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by Amendment No. 1, filed on December 13, 2019, and Amendment No. 2, filed on March 18, 2020 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the previous information reported in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a-c, f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Scion Asset Management, LLC (“SAM”), a Delaware limited liability company; (ii) Scion Asset Partners, LP (“SAP”), a Delaware limited partnership; (iii) Scion Capital Group, LLC (“SCG”), a California limited liability company; (iv) Scion Master G7, LP (“Master”), a Cayman Islands exempted limited partnership; (v) Darkwand, LLC (“Darkwand”), a Delaware limited liability company; and (vi) Michael J. Burry (“Mr. Burry”), a citizen of the United States of America.

This Statement relates to the Shares held for the accounts of Master, Scion Value G7, LP (“Value”), a Delaware limited partnership, and a separately managed account (“SMA”). The principal business of Master is to invest in equity, debt, and other securities. The principal business of SAM is to serve as investment manager to each of Master, Value and the SMA. The principal business of Darkwand is to serve as general partner to certain private funds including Master and Value. In such capacity, Darkwand may be deemed to beneficially own the Shares held by Master and Value.  SAP is the managing member of Darkwand and SAM, SCG is the general partner of SAP, and Mr. Burry is the managing member of SCG and the Chief Executive Officer of Darkwand, SAM, SAP, and SCG. In such capacities, SAM, SAP, SGC and Mr. Burry may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of, the Shares reported herein.

The address of the principal office for SAM, Darkwand, SAP, SCG, and Mr. Blurry is 20665 4th Street, Suite 201, Saratoga, California 95070. The address of the principal office for Master is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 87403A107	SCHEDULE 13D	Page 9 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein came from the general working capital of each of Master, Value and the SMA, and may include margin borrowing and proceeds from short sales. Positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $19,721,566, including commissions, was paid to acquire the Shares reported herein.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to beneficially own 4,000,000 Shares, which equates to approximately 8.3% of the total number of Shares outstanding. This amount consists of (a) 2,512,634 Shares held for the account of Master, (b) 800,919 Shares held for the account of Value, and (c) 686,447 Shares held for the account of the SMA. Darkwand may be deemed to beneficially own 3,313,553 Shares, which equates to 6.8% of the total number of Shares outstanding. This amount consists of (a) 2,512,634 Shares held for the account of Master and (b) 800,919 Shares held for the account of Value.  Master may be deemed to beneficially own 2,512,634 Shares, which equates to 5.2% of the total number of Shares outstanding. The beneficial ownership percentages reported herein are based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on December 12, 2019.

(b) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to share voting and dispositive power over 4,000,000 Shares, of which Darkwand may be deemed to share voting and dispositive power over 3,313,553 Shares, and Master may be deemed to share voting and dispositive power over 2,512,634 Shares.

(c) Except for the transactions listed in Exhibit I hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons since Amendment No. 2 was filed with the SEC on March 18, 2020.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit H	Joint Filing Agreement
Exhibit I	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 87403A107	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2020

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION MASTER G7, L.P.

By: DARKWAND, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

DARKWAND, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

MICHAEL J. BURRY

/s/ Michael J. Burry

CUSIP No. 87403A107	SCHEDULE 13D	Page 11 of 12 Pages

EXHIBIT H

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: March 26, 2020

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION MASTER G7, L.P.

By: DARKWAND, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

DARKWAND, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

MICHAEL J. BURRY

/s/ Michael J. Burry

CUSIP No. 87403A107	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT I

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)
SMA	3/19/2020	Buy	17,110	$1.2476
Master	3/19/2020	Buy	63,890	$1.2476
Value	3/19/2020	Buy	19,000	$1.2476
SMA	3/20/2020	Buy	25,169	$1.3416
Master	3/20/2020	Buy	93,982	$1.3416
Value	3/20/2020	Buy	27,949	$1.3416
SMA	3/24/2020	Buy	42,775	$1.4419
Master	3/24/2020	Buy	159,725	$1.4419
Value	3/24/2020	Buy	47,500	$1.4419